FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

Table of Contents

Item

1	Material fact announcement informing of the closing and registration of the capital increase, dated as of July 27, 2017.

Item 1

MATERIAL FACT ANNOUNCEMENT

Further to the material fact published yesterday (registration number 255,043) in connection with the result of the share capital increase with preemptive subscription rights of Banco Santander, S.A. (“Banco Santander”), which share securities note of the Spanish informative prospectus was registered with the official registry of the Comisión Nacional del Mercado de Valores on 4 July 2017 (the “Capital Increase”), Banco Santander informs that its Executive Committee has closed the Capital Increase and the relevant public deed has been granted and subsequently registered with the Commercial Registry of Cantabria.

As a result, Banco Santander’s share capital is 8,020,286,723 euros represented by 16,040,573,446 shares with a nominal value of fifty euro cents each. All the shares are of the same class and series.

The authorizations for the admission to listing of the new shares in the four Spanish Stock Exchanges and in the Spanish Automated Quotation System (Mercado Continuo) are expected to be granted on 28 July 2017, so that the new shares start trading in Spain on 31 July1. Banco Santander will also request the admission to listing of the new shares in the other stock exchanges on which Banco Santander’s existing shares are currently listed.

Boadilla del Monte (Madrid), 27 July 2017

____________________

[1]	This is an estimated date. Subject to the granting of the relevant authorisations.

IMPORTANT INFORMATION

The present announcement is not an informative prospectus but an informative communication and investors should not subscribe any new shares of Banco Santander, S.A. (“Banco Santander” or the “Bank”) or purchase any pre-emptive subscription rights for new shares of the Bank’s Capital Increase referred to herein except on the basis of the information contained in the prospectus in connection with the capital increase which has been registered with the Comisión Nacional del Mercado de Valores (“CNMV”) on 4 July 2017 and is publicly available at the Bank’s registered address and, in electronic format, in the web pages of the Bank (www.santander.com) and the CNMV (www.cnmv.es). Likewise, the Bank obtained on 5 July 2017 the community passport of the informative prospectus for the purposes of it being cross-border effective in the United Kingdom, Italy, Portugal and Poland.

This communication does not constitute an offer to sell, or a solicitation of offers to subscribe, the pre-emptive subscription rights or the new shares of the share capital increase in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met. The distribution of this communication and/or the prospectus and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain, the United Kingdom, Italy, Portugal and Poland may be restricted by law. Persons who gain access to the information set out herein should be aware of and comply with any such restrictions. Any failure to comply with them may constitute a breach of the securities laws of any such jurisdiction.

This communication (i) must not be construed in any way to be a request to buy or to sell securities or any related financial instruments in Brazil, and (ii) must not be construed in any way to be a public offering of securities in Brazil. The Brazilian Securities Commission (Comissão de Valores Mobiliários) has not authorised the public offering of shares to which this communication refers nor of any securities related to such shares. Hence, the said shares cannot be offered to the public in Brazil.

The Bank has filed a registration statement (including a prospectus) with the SEC for the capital increase and the offering of new shares and subscription rights to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents the Bank has filed, or may file, with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup by calling toll free 1-800-831-9146 or UBS by calling toll free 1-877-387-2275.

The public offering of the new Banco Santander shares has been authorised by the Argentine National Securities Commission, and the Subscription Announcement (Aviso de Suscripción) setting forth the procedure and term for the subscription for new shares in Argentina has already been published in such jurisdiction. The capital increase to which this announcement refers and the Argentine offering will have the same terms and conditions, save as otherwise provided in the relevant Subscription Announcement. The Bank envisages to request the admission to trading of the new shares in the Buenos Aires stock exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 27, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer